Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD REPORTS 400 METRE EXTENSION OF GOLD MINERALIZATION AT BELL CREEK MINE

•             Drilling to depth extends gold mineralization 400 metres below current resource, multiple occurrences of visible gold

•                      5.62 gpt over 28.50m, including 10.85 gpt over 11.40m, 6.71 gpt over 7.70m, including 10.17 gpt over 4.40m, 7.71 gpt over 8.10m, including 12.58 gpt over 4.60m, and 6.01 gpt over 8.65 m within broad envelope grading 3.08 gpt over 26.05m

•             Drilling between 650 and 1,000m levels extends mineralization 50 metres eastwards

•                      3.11 gpt over 26.05m, including 5.02 gpt over 4.50, 4.62 gpt over 5.30m and 7.34 gpt over 2.40m

•             Drilling to upgrade resources from inferred to indicated category progressing well

•                      8.68 gpt over 4.04m, 4.74 gpt over 9.35m, 23.80 gpt over 1.00m, 4.60 gpt over 2.90m and 5.34 gpt over 5.10m

•             Results suggest strong potential to add to current National Instrument (“NI”) 43-101 resource base at Bell Creek Complex, structures remain open to depth and along strike.

Toronto, Ontario (August 16, 2011) — Lake Shore Gold Corp. (LSG-TSX) (“Lake Shore Gold” or the “Company”) today announced results from 9 new holes and 30 new wedge holes (22,479 meters) completed as part of the ongoing surface diamond drill program at the Bell Creek Mine. The holes were designed to expand the resource, both down plunge and along strike, as well as to infill and convert portions of the current inferred resource to the indicated category and assist in the completion of ongoing mining studies for the project.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “Since we announced the initial NI 43-101 resource at Bell Creek Mine last December, we have been very confident that the mineralization continues at depth and that the opportunity to expand resources is excellent. The results being announced today raise our confidence even higher and highlight the potential of Bell Creek. Overall, we are very pleased with the progress made to date through our advanced exploration program at Bell Creek Mine and are continuing our aggressive drill program with the aim of increasing the total ounces in resource and upgrading inferred resources into the indicated category. Continued progress in establishing and upgrading resources is critical to our ongoing mine study for Bell Creek, which we are targeting for completion by mid-2012.”

The most significant results in the program were successful in extending the known resource approximately 400 metres to depth and included several wide, high-grade intersections of mineralization such as: 5.62 gpt over 28.50m, including 10.85 gpt over 11.40m, 6.71 gpt over 7.70m, including 10.17 gpt over 4.40m and 3.14 gpt over 8.40m in S-10-11K; 7.71 gpt over 8.10m, including 12.58 gpt over 4.60m in S-10-11F; 6.01 gpt over 8.65m within a broad envelope grading 3.08 gpt over 26.05m and 3.06 gpt over 3.70m in S-10-11I; and 4.99 gpt over 8.30m, including 13.67 gpt over 1.50m, 8.04 gpt over 1.10m and 3.18 gpt over 4.40m in BC-11-97.

The intersections in holes S-10-11-K, BC-11-97, S-10-11I and S-10-11F are from distances of 135, 200, 300 and 400 metres below the previously reported BC-10-94C which intersected 5.02 gpt over 50.60m, including 12.59 gpt over 10.90 metres. As with hole BC-10-94C, mineralization in the new holes is hosted largely within broad zones of hydrothermal alteration, averaging greater than 20 metres in width containing local quartz veining, 5-15% pyrite and multiple occurrences of visible gold. The overall strike length of the mineralization in the new area being tested is approximately 500 metres with some of the thickest and best grade mineralization occurring near the current west limit of drilling. The system remains open to the east, west and to depth.

Additional significant results include those from a series of holes drilled near the east limit of the current resource between the 650 and 1,000 metre levels. Among intersections obtained are: 3.11 gpt over 25.00m, including 5.02 gpt over 4.50m in hole S-09-07G, 7.34 gpt over 2.40m, 5.18 gpt over 2.50m and 7.98 gpt over 0.90m in S-09-06D and 4.62 gpt over 5.30m, including 9.70 gpt over 1.00m and 5.45 gpt over 1.00m in BC-09-03C. These holes are located 25 to 50 metres east of the most easterly previously reported holes in this area with mineralization remaining open for further expansion.

Recent results of infill drilling have also been highly successful and continue to demonstrate excellent continuity and grades within areas outlined as Inferred resources. The main focus of recent infill drilling has been between 650 and the 1,100 metre levels. Significant intersections from the infill program include 8.68 gpt over 4.04m, 23.80 gpt over 1.00m, 9.80 gpt over 1.10m, 3.17 gpt over 9.90m, 4.60 gpt over 2.90m and 4.93 gpt over 1.40m in BC-10-94E, and 5.13 gpt over 3.10m, 6.29 gpt over 1.70m, 5.34 gpt over 5.10m, 9.82 gpt over 1.10m and 4.13 gpt over 3.00m in BC-10-53H.

Recent drilling at the Bell Creek Complex is currently ongoing with 8 drills (five on surface and three underground). Of the five surface drills in operation, three are completing resource expansion drilling and two are completing infill drilling to convert inferred resources to the measured and indicated categories.

Quality Control

The Company’s Qualified Person (“QP”) for the surface drilling being completed on the Bell Creek Complex is Stephen Conquer, P. Geo. As QP, he has prepared or supervised the preparation of the scientific or technical information and has verified the data disclosed in this press release. Mr. Conquer is an employee of Lake Shore Gold.

Lake Shore Gold has implemented a quality-control program to ensure best practice in the sampling and analysis of the drill core. Assays have been completed at ALS Minerals using a standard fire assay with a 30g aliquot and an AA finish. Samples with assay results above 10.0 gpt are re-analyzed using a gravimetric finish. Any intervals showing visible gold (“VG”) as well as select intersections, based upon visual inspection of the core, are sometimes analyzed using the pulp metallic method. NQ size drill core is saw cut, half the drill core is sampled in standard intervals while the remaining half of the core is stored in a secure location. The drill core is transported in security-sealed bags for preparation at ALS Minerals Prep Lab located in Timmins, Ontario, and the pulps shipped to ALS Minerals Assay Laboratory in either Vancouver, B.C. or Val D’Or, Quebec. ALS Minerals is an ISO 9001-2000 registered laboratory preparing for ISO 17025 certification.

About Lake Shore Gold

Lake Shore Gold is a rapidly growing mining company with a vision to become a mid-tier gold producer through the successful exploration, development and operation of its properties in the Abitibi Greenstone belt in Northern Ontario and Quebec, starting with its strong base in Timmins, Ontario. In Timmins, the Company is in commercial production at the Timmins Mine, has intersected underground, and is developing along, mineralization at the adjacent Thunder Creek deposit and is advancing an underground advanced exploration program at its Bell Creek Mine. Mine production is delivered to the Company’s wholly owned mill (located on the Bell Creek Property east of Timmins) which has been refurbished and expanded to a current capacity of 2,000 tonnes per day. The Company continues to invest aggressively in exploration in the Timmins Camp and in its other properties in Northern Ontario and Quebec, and owns a large land position in Mexico. The Company’s common shares trade on the TSX under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company’s expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” or “forward-looking information” within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as “forward-looking statements.” The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company’s most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

There is no guarantee that drill results reported in this news release will lead to the identification of a deposit that can be mined economically, and further work is required to identify resources and reserves.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

(416) 703-6298

Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold

(416) 703-6298
Email: info@lsgold.com

Website: www.lsgold.com

Bell Creek Property - Significant Assay Results

Hole Number	From (m)	To (m)	Length (m)	Assay (gpt)	Comments
BC-08-16A	909.00	909.50	0.50	3.73	VG at 426.85, 926.75m
BC-09-03C	542.00	544.00	2.00	3.36	
	676.00	677.00	1.00	4.13	
	712.00	**713.00**	**1.00**	**5.45**	
	742.50	**747.80**	**5.30**	**4.62**	
includes	**746.40**	**747.40**	**1.00**	**9.70**	
BC-09-53H	**1083.00**	**1086.10**	**3.10**	**5.13**	
includes	**1084.70**	**1085.30**	**0.60**	**13.30**	
	1117.60	**1119.30**	**1.70**	**6.29**	
includes	**1117.60**	**1117.90**	**0.30**	**16.10**	
	1124.74	1126.54	1.80	3.42	
	1138.60	1140.90	2.30	3.64	
includes	1139.00	1139.30	0.30	13.60	
	1147.40	**1152.50**	**5.10**	**5.34**	
includes	**1149.30**	**1150.40**	**1.10**	**9.82**	
	1173.50	1174.90	1.40	4.52	
	1179.00	**1182.00**	**3.00**	**4.13**	
BC-10-92B	1873.00	1875.50	2.50	4.35	
includes	1874.00	1874.50	0.50	13.30	
	1889.50	1890.50	1.00	4.21	
	1891.50	1892.50	1.00	4.10	
BC-10-94E	**1355.00**	**1364.90**	**9.90**	**3.17**	
includes	**1363.80**	**1364.90**	**1.10**	**9.80**	
	1405.45	**1414.80**	**9.35**	**4.74**	
includes	**1410.76**	**1414.80**	**4.04**	**8.68**	
	1421.70	**1423.10**	**1.40**	**4.93**	
	1449.00	**1451.90**	**2.90**	**4.60**	
includes	1450.10	1450.60	0.50	11.50	
	1461.80	**1462.30**	**0.50**	**23.20**	
	1487.30	**1488.30**	**1.00**	**23.80**	
BC-10-94H	1506.20	1512.40	6.20	1.37	VG at 1509m
includes	1509.20	1509.50	0.30	8.94	
BC-11-97	**1638.90**	**1647.20**	**8.30**	**4.99**	VG at 1690.5m
includes	**1643.50**	**1645.00**	**1.50**	**13.67**	
	1690.50	**1691.60**	**1.10**	**8.04**	
	1693.50	1694.00	0.50	4.77	
	1717.15	1717.90	0.75	4.45	
	1738.00	**1742.40**	**4.40**	**3.18**	
	1804.80	1805.20	0.40	4.16	
BC-11-103A	1961.20	1970.20	9.00	1.53	
includes	1964.40	1964.70	0.30	16.00	
BC-11-103B	1965.80	1972.00	6.20	3.71	
includes	1968.10	1971.10	3.00	5.65	
includes	1968.10	1968.55	0.45	16.95	
BC-11-105A	1309.80	1310.60	0.80	5.37

Bell Creek Property - Significant Assay Results

Hole Number	From (m)	To (m)	Length (m)	Assay (gpt)	Comments
S-09-06D	1068.50	1109.30	40.80	1.44	
includes	**1068.50**	**1071.00**	**2.50**	**5.18**	
includes	1070.60	1071.00	0.40	18.45	
and includes	**1081.00**	**1083.40**	**2.40**	**7.34**	
includes	1081.00	1081.30	0.30	11.60	
and includes	**1108.40**	**1109.30**	**0.90**	**7.98**	
S-09-07G	**1237.00**	**1262.00**	**25.00**	**3.11**	VG at 1243m
includes	1243.80	1244.20	0.40	15.95	
and includes	**1247.00**	**1251.50**	**4.50**	**5.02**	
and includes	1257.00	1258.00	1.00	16.80	
S-10-11B	1566.00	1567.60	1.60	6.75	
	1566.80	1567.10	0.30	31.50	
S-10-11D	1567.30	1569.50	2.20	3.38	
	1624.40	1625.00	0.60	6.42	
	1637.20	1638.50	1.30	9.70	
S-10-11F	1827.40	1827.70	0.30	3.50	VG at 1827.7, 1849.1, 1850.2m
	1848.90	**1857.00**	**8.10**	**7.71**	
includes	**1848.90**	**1853.50**	**4.60**	**12.58**	
includes	**1849.70**	**1850.30**	**0.60**	**43.30**	
S-10-11H	1905.08	1913.05	7.97	1.22	VG at 1908.8m
includes	1906.70	1907.05	0.35	8.11	
S-10-11I	**1761.40**	**1765.10**	**3.70**	**3.06**	VG at 1799.45
	1773.40	**1799.45**	**26.05**	**3.08**	
includes	**1790.80**	**1799.45**	**8.65**	**6.01**	
includes	1796.50	1796.95	0.45	13.80	
S-10-11J	1760.00	1761.50	1.50	2.02	VG at 1143.7 and 1734.0m
S-10-11K	1574.70	1576.50	1.80	9.37	
	1595.00	**1603.40**	**8.40**	**3.14**	
includes	1595.00	1596.00	1.00	9.75	
	1615.90	**1623.60**	**7.70**	**6.71**	
includes	**1619.20**	**1623.60**	**4.40**	**10.17**	
	1646.00	**1674.50**	**28.50**	**5.62**	
includes	1646.00	1650.00	4.00	5.07	
and includes	**1663.10**	**1674.50**	**11.40**	**10.85**	
includes	1663.30	1664.30	1.00	18.95	
and includes	**1668.30**	**1669.30**	**1.00**	**30.40**	
	1692.60	1699.00	6.40	3.76	
includes	1695.10	1698.00	2.90	5.33	
S-10-12A	1901.30	1904.30	3.00	3.62	
	2181.60	2182.10	0.50	3.23	

Notes:

1) Results being reported for S-10-11B are in addition to results reported in an earlier release.
2) Holes BC-09-03B, BC-10-92A, BC-10-92C, BC-10-94D, BC-10-94F, BC-10-94G, BC-11-98 to BC-11-102, BC-11-103, BC-11-104, BC-11-104A, BC-11-104B, BC-11-105, S-09-07F, S-10-11C, S-10-11E and S-10-11G were stopped early due to excess deviation or technical difficulties and did not contain any significant values.
3) True widths are not reported at this time.
4) Assay results are reported uncut.

Figure 1.  Location Map

Legend
Newly Released Assay Results
Lake Shore Gold Corp. Current Diamond Drill Hole Collars
Lake Shore Gold Corp. Previous Diamond Drill Hole Collars
Main Bell Creek Mill building
Mineralized Zone
Ultramafic Volcanics
Mafic Volcanic
Clastic Sediments
Composite values: gpt Au over metres
Marlhill Mine
NORTH "A" ZONE
5975E
BC-10-94E
4.74 /9.35
incl. 8.68 /4.04
3.17 /9.90
incl. 9.80 /1.10
23.20 /0.50
23.80 /1.00
BC-10-94C
5.20 /50.60
incl. 5.85 /42.20
incl. 7.26 /30.80
6.64 /9.80
Shaft
Bell Creek Mine & Mill Site
BELL CREEK
MARLHILL
SCHUMACHER
VOGEL
S-10-11-F
7.71 /8.10
incl. 12.58 /4.60
S-09-07G
3.11 /25.00
incl. 16.80 /1.00
S-10-11-I
3.08 /26.05
incl. 6.01 /8.65
3.06 /3.70
BC-11-97
4.99 /8.30
8.04 /1.10
3.18 /4.40
S-10-11-K
10.85 /11.40
incl. 30.40 /1.00
6.71 /7.70
incl. 10.17 /4.40
3.14 /8.40
BC-08-16A
BC-09-03C
BC-11-105,105A
BC-09-53H
S-09-06D
Fault
Vogel Conceptual Pit Outline
BC-10-94F,94H
S-09-07G
WETMORE
S-10-11B,11D,11F, 11H,11I,11J,11K
BC-11-97
BC-11-103A
BC-10-92B
0 200 400
Meters

Figure 2.  Cross Section

Figure 3.  Long Section